Baker & McKenzie LLP Barristers & Solicitors Brookfield Place Bay/Wellington Tower 181 Bay Street, Suite 2100 Toronto, ON M5J 2T3 Canada Tel: +1 416 863 1221 Fax: +1 416 863 6275 www.bakermckenzie.com

May 5, 2020

Trillium Therapeutics Inc.
2488 Dunwin Drive
Mississauga, Ontario L5L 1J9

Dear Sirs/Mesdames:

Re: Trillium Therapeutics Inc. - Registration Statement on Form F-3
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We have acted as Canadian counsel to Trillium Therapeutics Inc. (the "Corporation"), a corporation exiting under the laws of the Province of British Columbia, in connection with the offer and sale by the Corporation of up to US$50,000,000 of common shares in the capital of the Corporation (the "Placement Shares"), pursuant to a Registration Statement on Form F-3 (Registration No. 333-237810) (the "Registration Statement"), filed by the Corporation on April 23, 2020 with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), the prospectus included in the Registration Statement (the "Base Prospectus"), and the prospectus supplement related to the Placement Shares filed by the Corporation on May 5, 2020 with the SEC pursuant to Rule 424(b)(5) promulgated under the Securities Act (together with the Base Prospectus, the "Prospectus").

The offer and sale of the Placement Shares is being made pursuant to an at-the-market equity offering sales agreement (the "Sales Agreement"), dated as of May 5, 2020, by and between the Corporation and Evercore Group L.L.C.

In connection with giving this opinion, we have examined the Registration Statement (including exhibits thereto) and the Prospectus. We have also examined originals, certified or otherwise identified to our satisfaction, of such public and corporate records, certificates, instruments and other documents as we have considered necessary in order to express the opinion set out below. With respect to the accuracy of factual matters material to this opinion, we have relied upon certificates or comparable documents and representations of public officials and of officers and representatives of the Corporation.

In giving this opinion, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies, certified or otherwise identified to our satisfaction. We have also considered such questions of law as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed.

We are qualified to express opinions with respect to the laws of Ontario and the federal laws of Canada applicable therein. However, we are entitled, under the National Mobility Agreement of the Federation of Law Societies (the "National Mobility Agreement"), to provide an opinion with respect to the laws of the provinces of Canada, other than Ontario, and we have provided this opinion under the National Mobility Agreement only as to the laws of the Province of British Columbia and the laws of Canada applicable therein in effect on the date hereof.

Based and relying upon and subject to the foregoing, we are of the opinion that the offer and sale of the Placement Shares has been duly authorized by the Corporation and, when the Placement Shares are issued and paid for in accordance with the terms of the Sales Agreement, the Placement Shares will be validly issued, fully paid and non-assessable shares in the capital of the Corporation.

Baker & McKenzie LLP, an Ontario limited liability partnership, is a member of Baker & McKenzie International, a Swiss Verein.

We hereby consent to the reference to our firm under the headings "Legal Matters" and "Enforceability of Civil Liabilities" in the Prospectus and to the filing of this opinion letter as an exhibit to a current report on Form 6-K to be filed by the Corporation with the SEC for incorporation by reference into the Registration Statement. In giving this consent, we do not hereby agree that we are within the category of persons whose consent is required by the Securities Act or the rules and regulations of the SEC promulgated thereunder.

Yours very truly,

Baker & McKenzie LLP